EXHIBIT 99.1

B Communications Announces the Completion of its $50 Million 7 3/8% Senior Secured Notes Repurchase Program and the Approval of its Board of Directors to Extend and Increase the Program by an Additional $50 Million

Ramat Gan, Israel - January 20, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced today that it had nearly completed the purchase of $50 million of its 7 3/8% Senior Secured Notes (the “Notes”) pursuant to the Company's Notes Repurchase Program that was approved in August 2014. The Company also announced that its Board of Directors has approved an extension of the Notes Repurchase Program and a $50 million increase in the size of program.

The Notes may be repurchased from time to time on the TACT Institutional market or on the OTC, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

From September 30, 2015 through January 20, 2016, the Company, through a wholly owned subsidiary, purchased $28 million par value of the Notes. The total par value of Notes that has been repurchased from August 2014 through January 20, 2016 is $43.3 million.

“We are strong believers in our credit and believe that its current traded yield is outperforming,” said Doron Turgeman, CEO of B Communications. “During the last year we took advantage of some market conditions and purchased almost $50 million of the Notes. Today's board decision will allow us to continue taking the necessary steps to enhance our credit profile and optimize our capital structure.”

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217